UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No   ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2017

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By: /s/ Pierre Dulin

Name: Pierre Dulin
Title: General Manager

FOR IMMEDIATE RELEASE

BLADEX ANNOUNCES QUARTERLY DIVIDEND PAYMENT

FOR FOURTH QUARTER 2016

Panama City, Republic of Panama, January 18, 2017 - Banco Latinoamericano de Comercio Exterior, S.A. (Bladex) (NYSE: BLX), announced today a quarterly cash dividend of US$0.385 per share corresponding to the fourth quarter 2016.

The cash dividend was approved by the Board of Directors at its meeting held January 17, 2017, and is payable February 16, 2017 to the Bank’s stockholders as of February 1, 2017 record date.

As of December 31, 2016, Bladex had 39,160,048.78 shares outstanding of all classes.

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, initiated operations in 1979 to promote foreign trade finance and economic integration in the Region.

The Bank, headquartered in Panama, also counts with offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

For further information, please access Bladex’s website at www.bladex.com or contact:

Irma Garrido Arango - SVP, Corporate Development and Investor Relations

E-mail address: igarrido@bladex.com. Tel.: (+507) 210-8559

Head Office Address: Torre V, Business Park, Ave. La Rotonda, Urb. Costa del Este,

Panama, Republic of Panama